SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       SCHEDULE 13D/A

         Under the Securities Exchange Act of 1934*

                          DEM, INC.
                      (Name of Issuer)

          COMMON STOCK, PAR VALUE $.00001 PER SHARE
               (Title of Class of Securities)

                         233201 10 2
                       (CUSIP Number)

                Elizabeth R. Hughes, Esquire
              Venable, Baetjer and Howard, LLP
                       2 Hopkins Plaza
                 Baltimore, Maryland  21201
                       (410) 244-7608
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        July 26, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this
statement [  ].
(A fee is not required only if the reporting person:  (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 233201 10 2
       1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons

       .............Chapman Capital Management,
       Inc................................................
       .........

       2)   Check the Appropriate Box if a Member of a Group (see
Instructions)
            (a)

       (b)
       3)   SEC USE Only
             4)   Source of Funds (See Instructions)

       5)   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
       6)   Citizenship or Place of Organization
                         Maryland
Number of (7) Sole Voting Power
 Shares                        614.54
  Bene-
ficially  (8) Shared Voting Power
Owned by                          0
  Each    (9) Sole Dispositive Power
 Report-                       614.54
   ing
 Person
  With    (10)Shared Dispositive Power
                                  0
       11)  Aggregate Amount Beneficially Owned by Each Reporting
Person

       ..................................614.54...........
       ...................................................
       .....................
       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       13)  Percent of Class Represented by Amount in Row (11)
                       Less than 1 %
       14)  Type of Reporting Person (See Instructions)

 ...........................................................
 ...........................................................
 .................

       .........................................................IA; CO

CUSIP No. 233201 10 2
       1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons

       .....................The Chapman Co.
       ...................................................
       ..........................

       2)   Check the Appropriate Box if a Member of a Group (see
Instructions)
            (a)

       (b)
       3)   SEC USE Only
             4)   Source of Funds (See Instructions)

       5)   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
       6)   Citizenship or Place of Organization
                         Maryland
Number of (7) Sole Voting Power
 Shares        ...........................
  Bene-                        614.54
ficially  (8) Shared Voting Power
Owned by       ...........................
                                  0
  Each    (9) Sole Dispositive Power
 Report-       ...........................
   ing                         614.54
 Person
  With    (10)Shared Dispositive Power
               ...........................
                                  0
       11)  Aggregate Amount Beneficially Owned by Each Reporting
Person

       ...........................
       614.54.............................................
       ...............................................
       12)  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
       13)  Percent of Class Represented by Amount in Row (11)
                       Less than 1%
       14)  Type of Reporting Person (See Instructions)

 ...........................................................
 ...........................................................
 .................

       ...............................................BD;
       CO

CUSIP No. 233201 10 2
       1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons

       ...........................................Nathan A.
       Chapman, Jr........................

       2)   Check the Appropriate Box if a Member of a Group (see
Instructions)
            (a)
 .............................

       (b)
       3)   SEC USE Only
             4)   Source of Funds (See Instructions)

       5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       6)   Citizenship or Place of Organization
                          U.S.A.
Number of (7) Sole Voting Power
 Shares                        614.54
  Bene-
ficially  (8) Shared Voting Power
Owned by                          0
  Each    (9) Sole Dispositive Power
 Report-                       614.54
   ing
 Person
  With    (10)Shared Dispositive Power
                                  0
       11)  Aggregate Amount Beneficially Owned by Each Reporting
Person
       ....................................................
       ............
       614.54..............................................
       ..................
       12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
       13)  Percent of Class Represented by Amount in Row (11)
                       Less than 1 %
       14)  Type of Reporting Person (See Instructions)

 ...........................................................
 ...........................................................
 ..................

       .....................................................IN

Item 5.   Interest in Securities of the Issuer.

     Beneficial Ownership
                                              Percent of
    Name                      Number of       Outstanding(1
                              Shares          )
    Chapman Capital               614.54           (2)%
    Management, Inc.

    The Chapman Co.               614.54           (2)%

    Nathan A. Chapman, Jr.        614.54           (2)%

    Directors and Executive
    Officers of Chapman           614.54           (2)%
    Capital Management, Inc.

    Directors and Executive
    Officers of The Chapman       614.54           (2)%
    Co.


     (1)  As of July 26, 1996, 344,457 shares of Common
          Stock, par value $.00001 per share, of DEM, Inc.
          were outstanding.

     (2)  Represents less than 1% of the shares of Common
          Stock outstanding as of July 26, 1996.

     Transactions by Chapman Capital Management, Inc.
  Date          Number of     Price     Transaction
                Shares
  5/29/96          614.54     $15.50    Acquisition by
                                        reinvestment of
                                        dividends pursuant
                                        to Dividend
                                        Reinvestment Plan
  7/26/96       203,000       $14.47    Market Sale
  7/26/96          67         $14.47    Market Sale

The Chapman Co., Chapman Capital Management, Inc. and Nathan
A. Chapman, Jr. ceased to be beneficial owners of more than five percent of DEM, Inc. Common Stock on July 26, 1996.

                          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         CHAPMAN CAPITAL MANAGEMENT, INC.


                      By:     /S/ NATHAN A. CHAPMAN, JR.
07/26/96
                         Nathan A. Chapman, Jr.
(Date)
                         President


                         THE CHAPMAN CO.


                      By:     /S/ NATHAN A. CHAPMAN, JR.
07/26/96
                         Nathan A. Chapman, Jr.
(Date)
                         President


                         /S/ NATHAN A. CHAPMAN, JR.
07/26/96
                         Nathan A. Chapman, Jr.
(Date)